UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)
Overseas Shipholding Group, Inc.
(Name of Issuer)
Common Stock, par value $1 per share

(Title of Class of Securities)
690368 10 5

(CUSIP Number)
Howard S. Kelberg, Esq., Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza, New York New York 10005 (212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
March 11, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.
Check the following box if a fee is being paid with this statement: ☐.

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	2	of	11 Pages

1	NAME OF REPORTING PERSONS Oudi Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	7	SOLE VOTING POWER

NUMBER OF		12,500*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,599

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,500*

WITH	10	SHARED DISPOSITIVE POWER

3,123,599

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

3,136,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14	TYPE OF REPORTING PERSON

IN
* Includes 5,000 options held by the reporting person.

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	3	of	11 Pages

1	NAME OF REPORTING PERSONS Diane Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,599

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,123,599

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

	3,123,599

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	4	of	11 Pages

1	NAME OF REPORTING PERSONS Ariel Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,000**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,599

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000**

WITH	10	SHARED DISPOSITIVE POWER

2,603,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

3,125,599

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%

14	TYPE OF REPORTING PERSON

IN
** Includes 2,000 options held by the reporting person.

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	5	of	11 Pages

1	NAME OF REPORTING PERSONS Leon Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,599

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,603,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

	3,123,599

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	6	of	11 Pages

1	NAME OF REPORTING PERSONS Yudith Yovel Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,599

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,603,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

	3,123,599

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	7	of	11 Pages

1	NAME OF REPORTING PERSONS Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alaska

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		519,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

	519,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON

	OO - Trust

CUSIP No.	690368 10 5	SCHEDULE 13D	Page	8	of	11 Pages

1	NAME OF REPORTING PERSONS Michael Recanati, individually and as trustee of Starec Trust S.S or I.R.S IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		16,368

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,599

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,368

WITH	10	SHARED DISPOSITIVE POWER

		3,123,599

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

	3,139,967

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.7%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	690368 10 5	Page	9	of	11 Pages

1	NAME OF REPORTING PERSONS Daniel Pearson, as trustee of Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		519,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

	519,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON

	IN

Item 2. Identity and Background
Item 5. Interest in Securities of the Issuer

     Item 2. Identity and Background.
     Item 2 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraphs:
     (a) Name
     (b) Residence or business address
     (c) Present Principal Occupation
      Starec Trust
A trust for the benefit of Michael Recanati, Ira Statfeld and other discretionary beneficiaries
c/o Michael Recanati and Daniel Pearson, as Investment Trustees
590 Fifth Avenue
19th Floor
New York, NY 10036
Michael Recanati
Executive
590 Services Corp.
590 Fifth Avenue
19th Floor
New York, NY 10036
Daniel Pearson
Daniel Pearson disclaims beneficial ownership of the Common Stock held by Starec Trust
Executive
590 Services Corp.
590 Fifth Avenue
19th Floor
New York, NY 10036
(d) and (e)
Neither of Mr. Recanati or Mr. Pearson, during the last five years, has been convicted in a criminal proceeding or subject to any judgment, decree or final order referred to in Items 2(d) and (e)
(f) Citizenship
Starec Trust is located in the state of Alaska. Michael Recanati is a citizen of United States. Daniel Pearson is a citizen of United States.

     Item 5. Interest in Securities of the Issuer.
     Item 5 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraphs:
     Commencing on March 11, 2009, Oudi Recanati purchased, with personal funds, an aggregate of 90,000 shares of Common Stock in open market purchases on the New York Stock Exchange, as set forth below.

Date	Number of Shares	Price
3/11/2009	10,000	$22.10
3/11/2009	10,000	$22.00
3/12/2009	15,000	$21.59
3/13/2009	15,000	$21.52
3/13/2009	15,000	$21.50
3/13/2009	15,000	$21.20
3/17/2009	10,000	$22.50
     On January 27, 2009 and January 30, 2009, The Recanati Foundation made charitable gifts of 564 shares and 115 shares, respectively, of Common Stock.
     Pursuant to the First Amendment to the Amended and Restated Stockholders Agreement, among Diane Recanati, Oudi Recanati, Leon Recanati, Capital Generations Company Ltd., Yudith Recanati, Ariel Recanati, David Recanati, the SEAVIEW Trust and Starec Trust, dated as of December 18, 2003, each of Oudi Recanati, Diane Recanati, Ariel Recanati, Leon Recanati, Yudith Recanati and Michael Recanati, may be deemed to share the power to vote 3,053,215 shares of Common Stock and the power to dispose of 2,533,340 shares of Common Stock.
     Pursuant to a separate Stockholders Agreement, by and among Diane Recanati, Oudi Recanati and Starec Trust, dated as of September 10, 2003, each of Diane Recanati, Oudi Recanati, Starec Trust, Michael Recanati, as trustee of Starec Trust, and Daniel Pearson, as trustee of Starec Trust, may be deemed to share the power to dispose of 519,875 shares of Common Stock.
     In addition, Diane Recanati, Oudi Recanati, Leon Recanati, Yudith Recanati, Ariel Recanati and Michael Recanati, as directors and officers of the Recanati Foundation, may be deemed to share the power to vote and dispose of 70,384 shares of Common Stock held by The Recanati Foundation.
     Oudi Recanati and Ariel Recanati have options (exercisable within 60 days) to purchase 5,000 and 2,000 shares of Common Stock, respectively, under the Issuer’s Non-Employee Directors Stock Option Plan.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 23, 2009	/s/ Oudi Recanati
Date	Oudi Recanati

March 23, 2009	/s/ Diane Recanati
Date	Diane Recanati

March 23, 2009	/s/ Ariel Recanati
Date	Ariel Recanati

March 21, 2009	/s/ Leon Recanati
Date	Leon Recanati

March 20, 2009	/s/ Yudith Yovel Recanati
Date	Yudith Yovel Recanati

Starec Trust

March 23, 2009	/s/ Michael Recanati
Date	Michael Recanati, individually and as Investment Trustee of Starec Trust

March 23, 2009	/s/ Daniel Pearson
Date	Daniel Pearson, as Investment Trustee of Starec Trust